--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)
                               ------------------

                              AXA FINANCIAL, INC.

                           (Name of Subject Company)

                              AXA FINANCIAL, INC.

                       (Name of Person Filing Statement)

                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (Title of Class of Securities)

                                   002451102

                     (CUSIP Number of Class of Securities)

                            ------------------------

                                ROBERT E. GARBER
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                              AXA FINANCIAL, INC.
                          1290 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10104
                                 (212) 554-1234

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of the Person Filing Statement)

                            ------------------------

                                    COPY TO:

                             MICHAEL W. BLAIR, ESQ.
                              DEBEVOISE & PLIMPTON
                                875 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 909-6000

                            ------------------------

  / / CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
                MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 THIS AMENDMENT NO. 1 IS REFILED EXCLUSIVELY TO
                 INDICATE IN TYPED FORM THE REQUIRED SIGNATURE.



    This Amendment No. 1 amends the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Statement") initially filed on November 28, 2000 by AXA Financial, Inc., a Delaware company (the "Company"), relating to the joint offer by AXA, a SOCIETE ANONYME organized under the laws of The Republic of France ("AXA") and AXA Merger Corp., a Delaware corporation and a wholly owned subsidiary of AXA (together with AXA, the "Purchasers"), to exchange 0.295 of an American Depositary Share of AXA, and $35.75 in cash, without interest, for each of the issued and outstanding share of common stock, par value $.01 per share, of the Company (the "Shares"), other than Shares owned by AXA and its subsidiaries and Shares held in treasury by the Company, upon the terms and subject to the conditions set forth in the Purchasers' prospectus dated
November 21, 2000 (the "Exchange Offer").


ITEM 8.  ADDITIONAL INFORMATION.

    Item 8 of the Statement is hereby amended and supplemented by the addition of the following paragraph at the end thereof:


        "The Exchange Offer expired at 12:00 midnight, New York City time, on Friday, December 22, 2000. Approximately 143,798,170 Shares were validly tendered, including approximately 27,116,880 Shares tendered pursuant to notice of guaranteed delivery. The tendered Shares correspond to approximately 82% of the publicly held Shares. The Purchasers have accepted all such Shares for payment. Payment for the validly tendered Shares will be made promptly through First Chicago Trust Company of New York, the exchange agent for the Exchange Offer. After payment for the tendered Shares, AXA and its subsidiaries, including AXA Merger Corp., will increase their ownership from approximately 60% to approximately 93% of the issued and outstanding Shares.



        As described in the prospectus for the Exchange Offer, the Purchasers will provide a subsequent offering period. The subsequent offering period has begun today at 9:00 a.m. New York City time and will expire at 12:00 midnight, New York City time, on Friday, December 29, 2000. During this subsequent offering period, Shares will be accepted and promptly paid for as they are tendered. The same per Share consideration paid during the initial offering period is extended through the subsequent offering period. Shares that are tendered during the subsequent offering period may not be withdrawn.



        As described in the prospectus for the Exchange Offer, following the subsequent offering period, AXA intends to cause AXA Merger Corp. to merge with and into the Company. In the merger, the remaining public shareholders of the Company would receive the same per share consideration that they would have received in the Exchange Offer, subject to the exercise of appraisal rights under Delaware law. It is currently anticipated that the merger transaction will be completed on or about January 2, 2001. When the merger is completed, the Company will be wholly owned by AXA."



    A press release announcing the results of the Exchange Offer is included herein as Exhibit (a)(19) hereto.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

    Item 9 of the Statement is hereby amended and supplemented to include the following additional exhibits:


       EXHIBIT
         NO.                                    DESCRIPTION
---------------------                           -----------
       (a)(19)          Text of press release issued by AXA and the Company, dated
                        December 26, 2000 (incorporated by reference to exhibit
                        (a)(5)(q) to Amendment No. 3 to the Schedule TO and Schedule
                        13E-3 filed with the SEC under cover of Schedule TO by the
                        Purchasers and the



                        Company on December 26, 2000).

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       AXA FINANCIAL, INC.

                                                       By:  /s/ KEVIN R. BYRNE
                                                            -----------------------------------------
                                                            Name: Kevin R. Byrne
                                                            Title: SENIOR VICE PRESIDENT AND TREASURER


    Dated: December 26, 2000

                                       3